                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       Report of Foreign Issuer Pursuant to Rule 13a-16 or 15f-16 of the
                      Securities and Exchange Act of 1934

                        For the month of September, 1998

                       SANTA FE INTERNATIONAL CORPORATION
                (Translation of Registrant's name into English)
   Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                  Form 20-F [X]                 Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                    Yes  [ ]                       No  [X]


 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 - ________.]

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                         TABLE OF CONTENTS TO FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 1998


                                                                                                  Page No.
                                                                                                  --------

COVER PAGE                                                                                           1

DOCUMENT TABLE OF CONTENTS                                                                           2

PART I - FINANCIAL INFORMATION

          Item 1.  Financial Statements

                 Consolidated Statements of Operations and Retained Earnings
                 for the Nine Months ended September 30, 1998 and 1997 and the
                 Three Months ended September 30, 1998 and 1997
                                                                                                     3

                 Consolidated Balance Sheets as of September 30, 1998 and December 31, 1997
                                                                                                     4

                 Consolidated Statements of Cash Flow for the Nine Months ended September 30,
                 1998 and 1997                                                                       5

                 Notes to the Consolidated Financial Statements                                      6

          Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
          Operations                                                                                 9

          Item 3.  Quantitative and Qualitative Disclosures about Market Risk                        16

PART II - OTHER INFORMATION                                                                          16

SIGNATURES                                                                                           17

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                  (Unaudited)
         (U.S. dollars, in thousands, except share and per share data)


                                                            Three Months ended September 30,    Nine Months ended September 30,
                                                            --------------------------------    --------------------------------
                                                                 1998             1997              1998               1997
                                                            --------------    --------------    --------------    --------------
Operating revenues                                          $      201,085    $      176,787    $      600,012    $      490,559

Operating costs and expenses:
  Operating costs                                                  101,068            92,196           311,511           270,351
  Depreciation and amortization                                     13,267            12,144            39,914            33,465
  General and administrative                                         5,426             5,234            17,019            14,602
  Loss (gain) on sale of assets                                       (241)              155              (696)              (97)
                                                            --------------    --------------    --------------    --------------
    Total operating costs and expenses                             119,520           109,729           367,748           318,321
                                                            --------------    --------------    --------------    --------------

Operating income                                                    81,565            67,058           232,264           172,238

Other income (expense):
  Investment income                                                  1,188               618             3,992             3,772
  Other, net                                                           161            (1,022)           (3,960)           (2,112)
                                                            --------------    --------------    --------------    --------------
Income before provision for taxes on income                         82,914            66,654           232,296           173,898
Provision for taxes on income  (Note 4)                             10,180             7,332            27,823            18,318
                                                            --------------    --------------    --------------    --------------
Net income                                                          72,734            59,322           204,473           155,580
                                                            --------------    --------------    --------------    --------------
Retained earnings as of the beginning of the period                410,297           164,916           286,001            68,658
Dividends declared ($0.0325 per share per quarter)                  (3,721)           (3,721)          (11,164)           (3,721)
                                                            --------------    --------------    --------------    --------------
Retained earnings as of the end of the period               $      479,310    $      220,517    $      479,310    $      220,517
                                                            ==============    ==============    ==============    ==============
Income per ordinary share:
      Basic and Diluted                                     $         0.64    $         0.52    $         1.79    $         1.36
                                                            ==============    ==============    ==============    ==============
Weighted average ordinary and ordinary equivalent
   shares used in income per ordinary share computations:
      Basic                                                    114,500,330       114,500,000       114,500,221       114,500,000
      Diluted                                                  114,511,029       114,500,000       114,615,203       114,500,000


              See Notes to the Consolidated Financial Statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                (U.S. dollars, in thousands, except share data)


                                                                              September 30,     December 31,
                                                                                  1998              1997
                                                                             --------------    --------------
                                            ASSETS
Current assets:
  Cash and cash equivalents                                                  $       95,036    $       68,453
  Marketable securities                                                                --               8,093
  Accounts receivable                                                               159,518           149,268
  Inventories                                                                        54,183            51,182
  Prepaid expenses and other current assets                                          22,401            17,459
                                                                             --------------    --------------
    Total current assets                                                            331,138           294,455
                                                                             --------------    --------------
Property and equipment, at cost                                                   1,957,689         1,737,285
  Less accumulated depreciation and amortization                                   (966,553)         (935,315)
                                                                             --------------    --------------
  Property and equipment, net                                                       991,136           801,970
Prepaid deposits                                                                       --              14,861
Other noncurrent assets                                                              48,513            50,167
                                                                             --------------    --------------
    Total assets                                                             $    1,370,787    $    1,161,453
                                                                             ==============    ==============

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                           $       82,720    $       92,014
  Accrued liabilities                                                               100,526            79,741
                                                                             --------------    --------------
    Total current liabilities                                                       183,246           171,755
Other noncurrent liabilities                                                         39,691            36,681
                                                                             --------------    --------------
    Total liabilities                                                               222,937           208,436
Commitments and contingencies (Note 3)
Shareholders' equity:
  Ordinary shares par value $.01; 600,000,000 shares authorized,
      114,765,680 and 114,746,550 shares issued and outstanding at
      September 30, 1998 and December 31, 1997, respectively                          1,148             1,147
  Additional paid-in capital                                                        667,392           665,869
  Retained earnings                                                                 479,310           286,001
                                                                             --------------    --------------
    Total shareholders' equity                                                    1,147,850           953,017
                                                                             --------------    --------------
    Total liabilities and shareholders' equity                               $    1,370,787    $    1,161,453
                                                                             --------------    --------------


              See Notes to the Consolidated Financial Statements.
                                       4

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                          (U.S. dollars, in thousands)


                                                                          Nine Months ended September 30,
                                                                         --------------------------------
                                                                              1998              1997
                                                                         --------------    --------------
Cash flows from operating activities:
  Net income                                                             $      204,473    $      155,580
  Adjustments to reconcile net income to net cash provided
       by operating activities:
      Depreciation and amortization                                              39,914            33,465
      Gain on sale of assets                                                       (696)              (97)
      Accretion of interest income and gains on sales                              (127)           (2,194)
        of marketable securities
      Deferred  income tax provision (benefit)                                      (76)              976
  Changes in operating assets and liabilities:
     Accounts receivable                                                         (2,934)             (515)
     Inventories                                                                 (3,001)           (1,561)
     Prepaid expenses and other                                                  (4,942)          (11,160)
     Accounts payable                                                            (9,294)           (2,658)
     Accrued liabilities                                                         15,035            16,990
  Other, net                                                                      7,054            (3,845)
                                                                         --------------    --------------
        Net cash provided by operating activities                               245,406           184,981

  Capital expenditures                                                         (204,713)         (140,201)
  Advance payments for drilling rigs                                            (18,532)          (23,116)
  Proceeds from sales of property and equipment                                     851               438
  Maturities of marketable securities                                             8,220            50,348
  Purchases of marketable securities                                               --             (49,791)
  Proceeds from insurance settlement                                              6,515              --
                                                                         --------------    --------------
        Net cash used for investing activities                                 (207,659)         (162,322)

Cash flows from financing activities:
  Dividends and distributions paid                                              (11,164)          (63,064)
                                                                         --------------    --------------
        Net cash used for financing activities                                  (11,164)          (63,064)
                                                                         --------------    --------------

Net change in cash and cash equivalents                                          26,583           (40,405)
Cash and cash equivalents at beginning of period                                 68,453            73,092
                                                                         --------------    --------------
Cash and cash equivalents at end of period                               $       95,036    $       32,687
                                                                         ==============    ==============

Supplemental disclosures of cash flows information:
  Income taxes paid                                                      $       19,634    $       10,381
                                                                         ==============    ==============

               See Notes to the Consolidated Financial Statements
                                       5

                       SANTA FE INTERNATIONAL CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998


NOTE 1 - BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

         Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the Government of Kuwait. In a series of transactions during the four years ended December 31, 1996, Holdings and its subsidiaries were reorganized in a manner which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"). The actions taken in connection with the Reorganization have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         On May 27, 1997, the Company was recapitalized, resulting in the Company's 900,000 authorized ordinary shares, par value $1.00 per share, with 1,003 ordinary shares issued and outstanding, being recapitalized into 600,000,000 authorized ordinary shares, par value $0.01 per share ("Ordinary Shares"), with 84,500,000 Ordinary Shares issued and outstanding. The accompanying consolidated financial statements have been adjusted to reflect this recapitalization retroactively.

         On June 9 and 13, 1997, respectively, the Company commenced and completed an initial public offering (the "Offering") of Ordinary Shares. Upon the issuance of 40,000,000 Ordinary Shares in the Offering and consummation of the purchase described below of Ordinary Shares from Holdings, the Company had 114,500,000 Ordinary Shares outstanding. Immediately following the Offering, Holdings held 65.1% of the outstanding Ordinary Shares of the Company. The Offering price was $28.50 per share, resulting in net proceeds of approximately $1,088,720,000 after deducting underwriting discounts and commissions. The Company also incurred approximately $8 million of expenses in connection with the Offering which has been charged to additional paid-in-capital. Upon receipt of proceeds from the sale of the first 30,000,000 Ordinary Shares sold in the Offering, the Company paid a cash dividend to Holdings in an amount equal to those proceeds. All of the proceeds the Company received from the sale in the Offering of Ordinary Shares in excess of that amount were used to purchase a like number of Ordinary Shares from Holdings.

         Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At September 30, 1998 the Company had declared dividends which had not been paid amounting to $3,721,000.

         The Company operates in one business segment, providing contract drilling and related services throughout the world.

         At the direction of the Board of Directors, the Company has implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

         The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

         The condensed consolidated financial statements of Santa Fe International Corporation and its consolidated subsidiaries (the "Company") included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

         The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month and nine month periods ended September 30, 1998 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 1998. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Transition Report on Form 20-F for the six months ended December 31, 1997.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Per Ordinary Share

         The basic and diluted income per Ordinary Share data for the three months and nine months ended September 30, 1998 and 1997, respectively, is calculated based on the weighted average shares outstanding for the periods. At December 31, 1997 the Company adopted SFAS No. 128, "Earnings Per Share". Accordingly, the financial statements have been restated as applicable. The effect of the adoption of this statement was not material.

New Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the nine months ended September 30, 1998 and 1997, the Company realized no such transactions other than those reported as net income.

         Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in the annual financial statements and requires that those enterprises report selected information about products and services, geographical areas and major customers. The Company will adopt the provisions of FAS 131 at the end of the fiscal year ended December 31, 1998. The adoption of FAS 131 will not have a material impact on the Company's disclosures with respect to business segments.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"). FAS 132 revises employers' disclosures about pension and other postretirement benefit plans through the standardization of disclosure requirements for pension and other postretirement benefits and suggests combined formats for presentation of pension and other post retirement benefit disclosures. Additional information is required for changes in benefit obligations and fair values of plan assets, and certain formerly required disclosures are eliminated. The Company will adopt the provisions of FAS 132 at the end of the fiscal year ended December
31, 1998. The adoption of FAS 132 is not expected to have a material impact on the Company's disclosures with respect to pension and other postretirement benefits.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt the provisions of FAS 133 at the end of the fiscal year ended December 31, 1999. The adoption of FAS 133 is not expected to have a material impact on the Company's statement of financial position.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

         In January 1997, the Company entered into a contract for the construction of the Galaxy II, a heavy duty harsh environment jackup drilling rig. The rig was delivered timely from the shipyard on August 24, 1998, at a total cost of approximately $158 million excluding initial mobilization. The Galaxy II was transported from Singapore to Nova Scotia during the period August 26 to October 27 and, following completion of import formalities, was moved to its first drilling location where final commissioning activity will be completed. The rig began work under a five year drilling contract on November 9, 1998.

         In September 1997, the Company entered into a contract for the construction of the Galaxy III, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization, is expected to be approximately $175 million. The rig is expected to be delivered and mobilized to its initial work location by the end of the third quarter of 1999. The Company has entered into a three year drilling contract with a customer to operate the rig in the U.K. sector of the North Sea.

         On July 10, 1998, Rig 162, one of the Company's land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. As provided for in the drilling contract, the customer elected to cancel the remaining term of the contract and the Company determined that the rig would not be rebuilt. An unrepaired partial loss settlement has been negotiated with the Company's insurance carriers under which total proceeds of $13.8 million will be received. Of these total proceeds, $6.5 million had been received at September 30, 1998. It is expected that the remainder of all proceeds will be received by December 31, 1998. Negotiations are continuing with the Company's customer regarding equipment to be salvaged and exported from the country; therefore, the final extent of the equipment loss continues to be evaluated. The final disposition of this claim is not expected to have a material impact on the financial condition or results of operations of the Company.

NOTE 4 - INCOME TAXES

         The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction varies from period to period.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The statements regarding future performance and results and the other statements that are not historical facts contained in this report are forward-looking statements. Statements made in this document that state the Company's or management's intentions, hopes, plans, estimates, beliefs, expectations, anticipations or predictions of the future and words of similar import are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements involve risks and uncertainties including, but not limited to, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Company and its subsidiaries could be breached, changes in the markets for oil and natural gas and for offshore drilling rigs and the risks of doing business in changing markets, changes in the dates the Company's rigs undergoing conversion to drilling operations will commence drilling, and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.


                                                                  THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                      SEPTEMBER 30,
                                                           ---------------------------------    ---------------------------------
                                                               1998               1997               1998               1997
                                                           --------------     --------------    --------------     --------------
                                                                                        (in thousands)
OPERATING REVENUES
     Heavy duty harsh environment jackup rigs              $       38,027     $       36,201    $      108,643     $      100,319
     Semisubmersible rigs                                          29,561             21,800            76,844             60,104
     300-350 foot cantilever jackup rigs                           40,843             29,883           111,545             84,870
     200-250 foot jackup rigs                                      33,955             32,903           115,316             86,910
     Other marine rigs                                              3,238              3,319             9,924              8,750
                                                           --------------     --------------    --------------     --------------
             Total marine rigs                                    145,624            124,106           422,272            340,953
     Land rigs                                                     35,127             34,512           110,046             88,413
     Drilling related services                                     20,101             17,732            66,702             60,030
     Other                                                            233                437               992              1,163
                                                           --------------     --------------    --------------     --------------
             Total operating revenues                             201,085            176,787           600,012            490,559
                                                           --------------     --------------    --------------     --------------

OPERATING COSTS (1)
     Heavy duty harsh environment jackup rigs                      12,951             12,454            36,272             34,321
     Semisubmersible rigs                                          17,789             10,437            51,951             29,364
     300-350 foot cantilever jackup rigs                           13,945             14,259            41,622             43,778
     200-250 foot jackup rigs                                      17,593             15,226            49,409             43,462
     Other marine rigs                                              2,086              2,075             7,075              5,866
                                                           --------------     --------------    --------------     --------------
             Total marine rigs                                     64,364             54,451           186,329            156,791
     Land rigs                                                     23,592             22,004            72,280             60,206
     Drilling related services                                     13,025             12,573            48,875             43,677
     Other                                                             87              3,168             4,027              9,677
                                                           --------------     --------------    --------------     --------------
             Total operating costs                                101,068             92,196           311,511            270,351
                                                           --------------     --------------    --------------     --------------

     Depreciation and amortization                                 13,267             12,144            39,914             33,465
     General and administrative                                     5,426              5,234            17,019             14,602
     Loss (gain) on sale of assets                                   (241)               155              (696)               (97)
                                                           --------------     --------------    --------------     --------------
               OPERATING INCOME                            $       81,565     $       67,058    $      232,264     $      172,238
                                                           ==============     ==============    ==============     ==============

OPERATING INCOME AS A PERCENTAGE OF REVENUES                         40.6%              37.9%             38.7%              35.1%
                                                           ==============     ==============    ==============     ==============

-------------
(1)  Exclusive of depreciation which is presented separetely below.


                                                 AVERAGE FOR THE THREE MONTHS        AVERAGE FOR THE NINE MONTHS
                                                      ENDED SEPTEMBER 30,                  ENDED SEPTEMBER 30,
                                                --------------------------------    --------------------------------
                                                     1998              1997              1998              1997
                                                --------------    --------------    --------------    --------------
RIG FLEET UTILIZATION
     Heavy duty harsh environment jackup rigs            100.0%            100.0%             97.7%             99.3%
     Semisubmersible rigs                                 86.6%             88.8%             88.0%             96.2%
     300-350 foot cantilever jackup rigs                  97.6%            100.0%             92.9%             98.2%
     200-250 foot jackup rigs                             86.2%            100.0%             95.0%             99.0%
     Other marine rigs                                   100.0%            100.0%            100.0%            100.0%
             Total marine rigs                            92.9%             98.7%             94.3%             98.6%
     Land rigs                                            89.5%             92.1%             89.9%             90.2%


AVERAGE DAYRATES
     Heavy duty harsh environment jackup rigs   $      103,334    $       98,372    $      101,821    $       92,545
     Semisubmersible rigs                              123,686            88,980           106,580            76,274
     300-350 foot cantilever jackup rigs                56,884            40,602            55,002            39,566
     200-250 foot jackup rigs                           47,556            39,738            49,428            35,721
     Other marine rigs                                  17,598            18,038            18,176            16,026
             Total marine rigs                          65,508            52,565            63,073            48,735
     Land rigs                                          14,828            15,064            15,634            14,237

QUARTERS ENDED SEPTEMBER 30, 1998 AND 1997

         OPERATING REVENUES. Total operating revenues increased $24.3 million (13.7%). Revenues from the Company's heavy duty harsh environment jackup rig fleet, which operated entirely in the North Sea for both periods, increased $1.8 million (5.0%) because of a 5.0% increase in average dayrates. Operating revenues for the Company's three semisubmersibles increased $7.8 million (35.6%) primarily due to a 39.0% increase in average dayrates ($7.1 million) and 31 days higher utilization of Rig 135 in the North Sea ($3.3 million), partially offset by 37 days lower utilization of Rig 140 ($2.7 million) as it was relocated to the North Sea from the Gulf of Mexico. Following relocation, Rig 140 underwent a planned shipyard maintenance and capital upgrade program. The rig returned to work under a new contract beginning in early August. Revenues from 300-350 foot cantilever jackups increased $11.0 million (36.7%) primarily because of a 40.1% increase in average dayrates ($11.7 million), partially offset by eighteen days lower utilization ($0.7 million), mainly for the Compact Driller as it was mobilized from Gabon to Thailand. Revenues from 200-250 foot jackup rigs increased $1.1 million (3.2%), mainly due to a 19.7% increase in average dayrates ($5.4 million), partially offset by lower utilization ($4.3 million) of Rig 134 in Indonesia (92 days) and the Key Victoria in Venezuela (22 days). Revenues from drilling related services increased $2.4 million (13.4%) due to a $1.1 million increase in revenues from incentive contracts and a $1.3 million increase in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in Venezuela. Third party operations revenues increased mainly due to the inception of transportation operations in Kuwait and compensated clean-up activities at the site of the Rig 162 blowout in Saudi Arabia, partially offset by fewer well services labor jobs in Venezuela.

         OPERATING COSTS. Total operating costs increased $8.9 million (9.6%). Semisubmersible rig operating costs increased $7.4 million (70.4%) primarily due to expensing all costs associated with the relocation of Rig 140 from the Gulf of Mexico and its planned shipyard maintenance project, partially offset by reduced utilization. Operating costs for the 200-250 foot jackup rigs increased $2.4 million (15.5%) primarily due to increased repairs and maintenance costs on Rig 127 in Qatar and the Key Bermuda in Nigeria. Operating costs associated with land rigs increased $1.6 million (7.2%), primarily due to the deployment of two new rigs in Venezuela and one in Egypt.

         GENERAL AND ADMINISTRATIVE. General and administrative expense increased slightly ($0.2 million, or 3.7%) primarily due to increased costs associated with employee benefits.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $1.1 million (9.2%) for the quarter ended September 30, 1998 as compared with the same period in the prior year. Depreciation of three land rigs that were in service during the quarter ended September 30, 1998, but not in the prior year same period, yielded increased expense of $0.3 million, while depreciation of transportation equipment in Kuwait, acquired in the first quarter of 1998, increased expense $0.4 million. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. This category experienced a $1.8 million increase for the quarter ended September 30, 1998, mainly due to increased foreign exchange gains of $1.4 million for the quarter, primarily resulting from favorable movements of the dollar in relation to the pound sterling. Investment income increased by $0.6 million, primarily due to higher invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income increased by $2.8 million (38.8%), primarily due to increased earnings in North Africa, Southeast Asia, the U.K. and West Africa, leading to an increase in the Company's effective tax rate to 12.3% from 11.0% for the same period in 1997.

         NET INCOME. Net income for the quarter ended September 30, 1998 increased $13.4 million (22.6%) to $72.7 million as compared to $59.3 million for the same period in the prior year. This increase resulted primarily from the increase of $24.3 million in the Company's operating revenues and increased other income (expense), net of $1.8 million, partially offset by increased operating expense of $8.9 million, increased general and administrative expense of $0.2 million, $1.1 million higher depreciation expense and an increased provision for income taxes of $2.8 million.


NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

         OPERATING REVENUES. Total operating revenues increased $109.5 million (22.3%). Revenues from the Company's heavy duty harsh environment jackup rig fleet, which operated entirely in the North Sea for both periods, increased $8.3 million (8.3%) principally because of a 10.0% increase in average dayrates ($10.3 million) and eight days increased utilization for the Galaxy I ($0.8 million), partially offset by 25 days idle time for the Magellan while completing certification inspections and preparing for a new contract ($2.8 million). Operating revenues for the Company's three semisubmersibles increased $16.7 million (27.9%), mainly due to a 39.7% increase in average dayrates ($19.1 million) and higher utilization of Rig 135 in the North Sea ($2.8 million), partially offset by lower utilization of Rig 140 ($5.2 million) as it was relocated from the Gulf of Mexico to the North Sea to undergo a planned shipyard maintenance and capital upgrade program prior to the commencement of a new contract. Revenues from 300-350 foot cantilever jackups increased $26.7 million (31.4%) primarily because of a 39.0% increase in average dayrates ($32.2 million), partially offset by lower utilization ($5.6 million), mainly for the Parameswara and Compact Driller as they were mobilized from Australia and Gabon to Malaysia and Thailand, respectively. Revenues from 200-250 foot jackup rigs increased $28.4 million (32.7%), mainly due to a 38.4% increase in average dayrates ($32.4 million), partially offset by reduced utilization of Rig 134 in Indonesia ($4.0 million). Operating revenues for other marine rigs increased $1.2 million (13.4%) primarily due to higher average dayrates for the lake barge working in South America. Revenues from land rigs increased by $21.6 million (24.5%). Three new rigs, two in South America and one in North Africa, operated in the nine months ended September 30, 1998 as compared with the same period of 1997, increasing revenues by $4.1 million. Higher utilization of four rigs that were placed in service in the Middle East during 1997 contributed higher revenues of $15.1 million. The remaining increase of $2.3 million was primarily due to a 6.5% increase in average dayrates earned, partially offset by lower utilization of other rigs ($2.4 million), mainly in South America. Revenues from drilling related services increased $6.7 million (11.1%) primarily because of a $10.7 million increase in revenues from incentive contracts, partially offset by a $4.0 million decrease in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea. Third party operations revenues decreased mainly due to the August, 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea. Prior to that date, the rig was operated solely by the Company. Decreased well engineering services in the North Sea were partially offset by increased activity in the Middle East.


         OPERATING COSTS. Total operating costs increased $41.2 million (15.2%). Operating costs for the heavy duty harsh environment jackup rigs increased $2.0 million (5.7%), primarily due to increased costs associated with a new contract for the Magellan. Semisubmersible rig operating costs increased $22.6 million (76.9%) primarily due to the relocation of Rig 140 from the Gulf of Mexico and costs incurred for a planned shipyard maintenance program prior to commencing new work in the North Sea. Operating costs for the 300-350 foot cantilever jackup rigs decreased $2.2 million (4.9%), mainly due to lower utilization ($2.7 million), partially offset by increased costs due to rig moves for the Parameswara and Compact Driller. Operating costs for 200-250 foot jackup rigs increased $5.9 million (13.7%), mainly due to increased costs associated with a new contract for the Key Victoria in South America, which included increased labor and benefit costs stemming from a new collective bargaining agreement that was put in effect in December 1997 and increased costs associated with maintenance and support on the Key Bermuda in Nigeria. Increased operating costs of $1.2 million (20.6%) for other marine rigs stemmed mainly from increased labor costs for the lake barge working in South America. Operating costs associated with land rigs increased $12.1 million (20.1%) primarily due to the staged deployment of seven additional rigs during the nine months ended September 30, 1998 and 1997. In 1998, two rigs were deployed in South America and one in North Africa, increasing operating costs by $3.2 million. Increased utilization of rigs deployed in 1997, two to Saudi Arabia and two to the Kuwait-Saudi Partitioned Neutral Zone, resulted in increased expense of $7.9 million. The remaining increase of $1.0 million in land rig operating costs stemmed mainly from increased labor costs in South America due to the implementation of a new collective bargaining agreement in December 1997. Operating costs from drilling related services increased $5.2 million (8.7%). Incentive drilling expense increased $6.7 million, mainly due to an increase in the number of contracts containing incentive based provisions in the North Sea. Third party rig operations expenses decreased $1.5 million mainly due to the August, 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea, partially offset by increased activity in the Middle East. The $5.7 million (58.4%) decrease in other operating costs was primarily due to reduced provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense increased $2.4 million (16.6%) primarily due to increased employee benefit plan costs ($1.1 million), increased costs associated with becoming a public company in June 1997 ($0.7 million) and increased costs associated with higher staff levels ($0.4 million).

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $6.4 million (19.3%) for the nine months ended September 30, 1998 as compared with the same period in the prior year. Depreciation of seven new land rigs placed in service during 1998 and 1997 resulted in increased expense of $2.9 million, with the remainder of the increase due to depreciation of general capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. This category experienced a $1.6 million decrease for the nine months ended September 30, 1998. Foreign exchange losses increased $1.8 million, primarily resulting from unfavorable movements of the dollar in relation to the Indonesian rupiah in the first six months of 1998. Investment income increased by $0.2 million, primarily due to higher invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income increased by $9.5 million (51.9%), primarily due to increased earnings in North Africa, Southeast Asia, the U.K. and West Africa, leading to an increase in the Company's effective tax rate to 12.0% from 10.5% for the same period in 1997.

         NET INCOME. Net income for the nine months ended September 30, 1998 increased $48.9 million (31.4%) to $204.5 million as compared to $155.6 million for the same period in the prior year. This increase resulted primarily from the increase of $109.5 million in the Company's operating revenues, partially offset by increased operating expense of $41.2 million, increased general and administrative expense of $2.4 million, $6.4 million higher depreciation expense, lower other income (expense), net of $1.6 million and an increased provision for income taxes of $9.5 million.


LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $245.4 million and $185.0 million for the nine months ended September 30, 1998 and 1997, respectively. The increase in cash flows from operations was primarily attributable to increased net income adjusted for non-cash charges. Investing activities used cash of $207.7 million and $162.3 million for the nine month periods ended September 30, 1998 and 1997, respectively. The increased usage in investing activities of $45.3 million for the nine month periods was primarily due to $64.5 million increased capital spending, partially offset by $4.6 million decreased advance payments related to construction of drilling rigs, $7.7 million in increased net maturities and purchases of marketable securities and $6.5 million in partial proceeds from the insurance settlement associated with the loss of Rig 162. Capital expenditures totaled $204.7 million and $140.2 million for the nine months ended September 30, 1998 and 1997, respectively, principally related to rig expansion, upgrades and modernization. For the nine month periods, capital expenditures on the heavy duty harsh environment jackup rig Galaxy III and new land rigs increased $70.6 million and $25.6 million, respectively, while spending on the Galaxy II decreased $15.0 million. Cash used in financing activities was $11.2 million for the nine months ended September 30, 1998 and consisted solely of dividends paid. For the nine months ended September 30, 1997, the total cash used in financing activities was $63.1 million and consisted solely of cash distributions to Holdings pursuant to the initial public offering of Ordinary Shares.

         The Company expects to spend approximately $330.6 million on capital projects during the year ended December 31, 1998, representing a total reduction of approximately $53.7 million from the 1998 annual budget. The reduction from budget is primarily in the area of expansion capital, due to the postponement of $40 million discretionary spending for use in commencing construction of a high specification heavy duty jackup rig and other timing variances associated with the Galaxy II and Galaxy III projects and land rig expansion ($13.1 million net decrease). Spending to meet contractual obligations for customers and for rig upgrade, modernization and routine maintenance projects is estimated to require approximately $63.7 million, against a budget of $64.3 million, and represent numerous individual transactions over the course of the year. The 1998 capital spending requirement for the two new heavy duty harsh environment jackup rigs Galaxy II and Galaxy III is estimated at approximately $192.3 million including the cost of mobilizing the Galaxy II to its initial work assignment. Construction of the Galaxy II is now complete and the rig has been mobilized to its initial work location offshore Nova Scotia, Canada for final commissioning. The rig began work under its five year contract on November 9, 1998. The Company believes it has minimal exposure to significant cost increases in completing the Galaxy III construction by mid-year 1999 as the construction contract with the shipyard is a fixed price agreement, and the Company has to date been, and expects through the completion of this construction project to be, successful in purchasing the Company provided drilling equipment at price and delivery terms within the Company's initial project estimates. The Company expects to incur 1998 expenditures of approximately $70.2 on the construction of five high specification land rigs, four for use in South America and one for Kuwait. Spending on the four South American rigs is expected to be essentially complete by December 31, 1998. Two of these rigs, Rig 178 and Rig 179, were placed in service on August 16,1998 and September 15, 1998, respectively. Rig 177 was placed in service on October 12, 1998, and Rig 176 is expected to be placed in service in late January 1999. Spending on the Kuwait rig, Rig 180, will carry over into next year with operations expected to begin mid-1999. It is expected that the 1998 capital program will be funded from internally generated funds. Future capital spending, particularly rig additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

         From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once a capital project is undertaken by the Company, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. Should current plans for rig acquisition, construction or upgrade not be completed, the Company will not have those rigs available to compete in its markets.

         On September 8, 1998, the Company's Board of Directors declared a regular quarterly dividend of $0.0325 per Ordinary Share payable on October 15, 1998 to holders of record at the close of business September 30, 1998. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

         The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1998.

CURRENCY RISK AND INFLATION

         The Company conducts material business operations in foreign currency environments, including the U.K., Venezuela, Indonesia and Egypt. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

         Although inflation has not had a significant impact on the Company's results of operations during the past several years, the Company has recently experienced significant increases in the cost of labor and rig related equipment and spare parts. The Company's financial results could be negatively affected in the future by these or similar cost increases.

CREDIT RISKS

         The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.

MARKET CONDITIONS

         The Company has observed that the price of oil has declined and remains soft, which has led to certain of its customers reducing their marine and land drilling activity. This reduced activity has led to generally lower rig utilization across the industry. Lower worldwide demand has led to increased competitive pressure within the drilling industry which has resulted in reduced dayrates and lower rig utilization. It is expected these conditions will continue into future periods, and such developments are expected to negatively impact the Company's financial results in 1999.

IMPACT OF YEAR 2000

         The Company has been actively pursuing solutions to the Millennium Date Change Problem (Y2K) for approximately two years with initial activities concentrating on Information Technology (IT) issues.

         A Company-wide initiative was launched in January 1998 with the formation of the Y2K Office responsible for coordinating the Y2K efforts and reporting directly to the President and Chief Executive Officer. A Company policy was issued in April stating as its goal `business as usual' and further specifying that the Company intended to be prepared for Y2K by July 1999 with the responsibility for the preparation resting on operating and administrative management. Guidance as to minimum requirements included a structure for organizing local initiatives, complete with milestones and reporting requirements, definitions of conformity and operational significance and an outline of a basic program of awareness, inventory, impact analysis, mitigation, implementation and testing.

         A Company-wide awareness campaign was mounted, with all operational centers visited. At these meetings, Y2K policy and guidance was presented, and the responsibilities of local management were discussed. Eighteen centers are now working toward the solutions of their Y2K issues with the support of the Y2K Office in Dallas, Texas.

         Due to the diverse geographic location and the scope of the Company's business activities, ranging from the operation of drilling rigs through the procurement and supply of materials, the potential Y2K problems are being considered in three categories: IT; Field Equipment; and Third Party Relationships. To these three categories, a common set of analyses is applied in order to evaluate the potential for the disruption of business. Evaluation of operational significance of all potentially Y2K sensitive functions or components is key to subsequent mitigation and remedial action.

         IT issues include remediation of corporate-supported software, including materials management, accounting and payroll systems and the upgrade of non-compliant hardware and communication systems. Y2K software compliance is expected to be finished by the end of 1998, with 80% of this effort now completed. Final deployment of IT solutions is scheduled to be ongoing through July 1999. Hardware (primarily computer) compliance is scheduled for completion January 1999, with 80% of this effort also currently complete. All hardware is expected to be deployed by July 1999.

         As to Field Equipment issues, a considerable amount of electrical equipment is used for control, monitoring and data acquisition on modern drilling rigs, and this equipment contains imbedded microprocessors and is potentially Y2K sensitive. A comprehensive inventory of all such equipment has been compiled and assessed as to potential risk and appropriate remedial action. Analysis to date has shown that many pieces of equipment are currently Y2K compliant. Plans for verification of operation of critical items are in the development phase and will include independent verification. Known non-compliant equipment is in the process of being upgraded or replaced, with implementation and testing targeted for completion in April 1999.

         In the area of Third Party Relationships, the Company's business relies heavily on the supply of goods and services from outside suppliers, and failure of certain providers as a result of Y2K issues could cause serious business disruption. In order to minimize potential disruption, all suppliers of goods and services are being surveyed, and certain critical suppliers are being audited as necessary, to determine their preparedness for Y2K. At present, this effort is 30% complete. Where doubt exists, alternative sources are being secured if available. If not, a contingency plan will be developed to accommodate such failure.

         In the event that Y2K compliance is not timely met in certain critical areas, operating and administrative management are in the process of developing contingency plans covering a wide range of issues that could adversely impact business. These include failure of systems that affect safety and the environment, supply of equipment and materials and provision of utilities, particularly in third world countries. All major contingency plans are targeted for completion in April 1999. It must, however, be clearly recognized that contingency planning will continue to the millennium rollover date as circumstances dictate.

         Expected costs for the Company-wide Y2K initiative are estimated at $4.9 million. 1998 Y2K expenditures are expected to be $1.2 million, with the remaining $3.7 million spent in 1999. It should be noted, however, that since full verification of Y2K compliance of field equipment is not yet complete, unforeseen expenses that must be incurred to insure Y2K success may be encountered. Y2K remediation costs are charged to operations on a current basis as incurred.

         The Company has determined that although its insurance does not cover costs incurred to fix Y2K related problems, the Company will be reimbursed for any physical loss or damage to the Company's insured property which results if a Y2K related incident occurs.

         Company management believes that an effective program is in place to resolve the Y2K issue in a timely manner. Since it is not possible to anticipate all eventualities, especially where third world countries are concerned, circumstances could occur in which normal business operations could not continue. The resulting cost of potential liability and loss of revenue has not been included in estimates as detailed herein.

OTHER

         Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

         On July 10, 1998, Rig 162, one of the Company's land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. As provided for in the drilling contract, the customer elected to cancel the remaining term of the contract and the Company determined that the rig would not be rebuilt. An unrepaired partial loss settlement has been negotiated with the Company's insurance carriers under which total proceeds of $13.8 million will be received. Of these total proceeds, $6.5 million had been received at September 30, 1998. It is expected that the remainder of all proceeds will be received by December 31, 1998. Negotiations are continuing with the Company's customer regarding equipment to be salvaged and exported from the country; therefore, the final extent of the equipment loss continues to be evaluated. The Company expects to recognize a gain on this transaction in the fourth calendar quarter of 1998 when salvage estimates are finalized. This gain is not expected to have a material impact on the financial condition or results of operations of the Company.

         The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose a strict liability and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

         The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.


                          PART II - OTHER INFORMATION

         Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 13, 1998                 SANTA FE INTERNATIONAL CORPORATION



                                         By:  /s/  D. G. Barber
                                            -----------------------------------
                                            D. G. Barber, Senior Vice President
                                            and Chief Financial Officer